

December 13, 2021

## SSR MINING ANNOUNCES POSITIVE EXPLORATION RESULTS AT THE AMISK GOLD PROPERTY IN SASKATCHEWAN

### Results Continue to Showcase Prospective Platform in Saskatchewan

DENVER – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining" or the "Company") is pleased to announce positive exploration results from the Amisk Property in Saskatchewan. Amisk is located approximately 140 kilometers southeast of the Seabee operation and Fisher properties and within the prolific Flin Flon mining district (Figure 1). Amisk has many analogous geological features to the Seabee/Fisher trend, and reinterpretation of historical data and field reconnaissance has identified a number of new prospects beyond the existing Amisk deposit. Field sampling and 10 widely spaced exploration diamond drill holes have confirmed the potential of the area with significant positive assay results, including:

**Black Diamond**
- BKD-21-001: **1.51 g/t Au over 6.59 meters** from 72.00 meters and **0.84 g/t Au over 9.89 meters** from 160.65 meters
- BKD-21-002: **1.16 g/t Au over 6.45 meters** from 112.39 meters and **6.15 g/t Au over 2.90 meters** from 123.64 meters
- Grab samples up to 83.98 g/t Au

**Monarch**
- MON-21-002: **1.71 g/t Au over 11.36 meters** from 143.03 meters including **6.81 g/t Au over 1.00 meters**
- MON-21-003: **1.27 g/t Au over 10.57 meters** from 142.43 meters including **14.13 g/t over 0.74 meters**
- Grab samples up to 20.55 g/t Au

**Regional Grab Sample Results**
- **Raine-Walker:** up to 67.15 g/t Au
- **TCA**: up to 81.59 g/t Au
- **Oberon**: up to 17.30 g/t Au
- **Victory**: up to 138.80 g/t Au

Follow up drilling and field work is planned for 2022, as SSR Mining looks to better define and potentially expand on the prospective greenfield targets identified on the property to-date. Drill programs in 2022 will test new targets along the West Channel trend where prospecting and soil sampling has confirmed significant gold mineralization associated with quartz veins in outcrop. The Amisk team will also continue evaluating regional data to generate new targets for field investigation and potential drilling going forward.

The recently announced acquisition of Taiga Gold Corp., including the SAM project that expands the Amisk Property by 1,004 hectares, reinforces the Company's commitment to future exploration across the underexplored and highly prospective province of Saskatchewan.



Fork Lake
Roy Lloyd
Seabee
Santoy
Leland
Contact Lake
Stanley Mission
Fisher Addition
Chico
Sandy Bay
Manitoba
Saskatchewan
Orchid
Pelican Narrows
Sandy Narrows
Mari Lake
Deschambault Lake
SAM
Flin Flon
Amisk
Flin Flon 777
Konuto
Hanson Lake
Amisk Lake
Denare Beach
Coronation
SSRM Seabee Gold Operation
SSRM Amisk
SSRM Fisher
Taiga Gold Tenements
Deposit or Past/Present Mine
City / Community
Highway
0
50 km


*Figure 1. Location of SSR Mining's Saskatchewan properties, including the Amisk Property.*

The Amisk Property is 100% owned by SSR Mining. Early exploration at Amisk has been encouraging, with results highlighted below from six distinct targets outside of the existing Amisk deposit (Figures 2 and 3).



Black Diamond
Oberon
Raine-Walker
TCA
Monarch
Victory
Amisk Deposit
SSRM Amisk
Taiga Gold Tenement
0
5km


*Figure 2. Outline of the Amisk Property.*


Black Diamond
83.98 g/t Au
41.87 g/t Au
30.95 g/t Au
21.81 g/t Au
21.75 g/t Au
20.47 g/t Au
19.03 g/t Au
Monarch
20.55 g/t Au
14.41 g/t Au
Oberon
17.30 g/t Au
13.00 g/t Au
Raine-Walker
67.15 g/t Au
37.54 g/t Au
11.70 g/t Au
Visible Gold
TCA
81.59 g/t Au
12.21 g/t Au
Visible Gold
Black Diamond Trend
Amisk Au-Ag Deposit
Victory
138.80 g/t Au
61.56 g/t Au
41.15 g/t Au
31.10 g/t Au
29.39 g/t Au
13.00 g/t Au
12.85 g/t Au
11.87 g/t Au
West Channel Trend
Laurel Lake Trend
0
2km
N
Legend
Grab Samples (g/t Au)
5 - 15
> 15
Soil Samples (ppb Au)
26 - 100
> 100
Property Boundary
Mineralized Trend
N
0
10km

*Figure 3. Highlighted surface sample results from early exploration at the Amisk Property.*

**The Black Diamond Target** is located along a folded shear zone northwest of the Amisk deposit (Figure 4). Drilling is aimed at testing the continuity at depth of broad gold mineralization identified on surface. Drill intercepts and grab samples at Black Diamond include:

- BKD-21-001: **1.51 g/t Au over 6.59 meters** from 72.00 meters and **0.84 g/t Au over 9.89 meters** from 160.65 meters
- BKD-21-002: **1.16 g/t Au over 6.45 meters** from 112.39 meters and **6.15 g/t Au over 2.90 meters** from 123.64 meters
- Grab samples of **83.98 g/t**, **41.87 g/t**, **30.95 g/t**, **21.81 g/t**, **21.75 g/t**, **20.47 g/t**, and **19.03 g/t Au**


Black Diamond Trend
Raine-Walker Trend
BKD-21-001
6.59 m @ 1.51 g/t Au
And 9.89 m @ 0.84 g/t Au
BKD-21-002
6.45 m @ 1.16 g/t Au
And 2.90 m @ 6.15 g/t Au
Black Diamond
83.98 g/t Au
41.87 g/t Au
30.95 g/t Au
21.81 g/t Au
21.75 g/t Au
20.47 g/t Au
19.03 g/t Au
Raine-Walker
67.15 g/t Au
37.54 g/t Au
11.70 g/t Au
Visible Gold
0
500m
0
10km
Legend
Grab Samples (g/t Au)
5 - 15
> 15
Soil Samples (ppb Au)
26 - 100
> 100
Property Boundary
Mineralized Trend
DDH Collar > 0.3 g/t Au
DDH Collar NSI
DDH Trace

*Figure 4. Highlighted exploration results from the Black Diamond target area.*

**The West Channel Trend** comprises a shear corridor with a defined strike length of > 10 km that hosts several distinct target areas, including Monarch and Victory (Figure 5). The aim of this phase of exploration along the West Channel trend was to prove the continuity of mineralization along strike and to complete an initial phase of drill testing. Drill intercepts and grab samples along the West Channel include:

- MON-21-001: **0.26 g/t Au over 3.48 meters** from 247.71 meters
- MON-21-002: **1.71 g/t Au over 11.36 meters** from 143.03 meters including **6.81 g/t Au over 1.00 meters**
- MON-21-003: **1.27 g/t Au over 10.57 meters** from 142.43 meters including **14.13 g/t over 0.74 meters**
- Grab samples of **20.55 g/t** and **14.41 g/t Au** from the Monarch target area
- Grab samples of **138.80 g/t**, **61.56 g/t**, **41.15 g/t**, **31.10 g/t**, **29.39 g/t**, **13.00 g/t**, **12.85 g/t**, **11.87 g/t Au** from the Victory target area


MON-21-003
10.57 m @ 1.27 g/t Au
Including
0.74 m @ 14.13 g/t Au
MON-21-001
3.48 m @ 0.26 g/t Au
0
10km
Monarch
20.55 g/t Au
14.41 g/t Au
TCA
81.59 g/t Au
12.21 g/t Au
Visible Gold
MON-21-002
11.36 m @ 1.71 g/t Au
Including
1.00 m @ 6.81 g/t Au
West Channel Trend
Amisk Au-Ag
Deposit
Laurel Lake Trend
Victory
138.80 g/t Au
61.56 g/t Au
41.15 g/t Au
31.10 g/t Au
29.39 g/t Au
13.00 g/t Au
12.85 g/t Au
11.87 g/t Au
0
500m
Legend
Grab Samples (g/t Au)
5 - 15
> 15
Soil Samples (ppb Au)
26 - 100
> 100
Property Boundary
Mineralized Trend
DDH Collar > 0.3 g/t Au
DDH Collar NSI
DDH Trace

*Figure 5. Highlighted exploration results from the West Channel trend area.*

In addition to the Black Diamond and West Channel trends, SSR Mining continues regional exploration to define and advance targets elsewhere on the property. Select highlights include:

**Raine-Walker**

- Grab samples of 67.15 g/t, 37.54 g/t, and 11.70 g/t Au

**TCA**

- Grab samples of 81.59 g/t and 12.21 g/t Au

**Oberon**

- Grab samples of 17.30 g/t and 13.00 g/t Au

### Amisk Property, Saskatchewan

During the summer exploration seasons of 2019, 2020 and 2021, SSR Mining executed geological mapping, prospecting and soil sampling programs at the Amisk Property located approximately 140 kilometers southeast of the Seabee operations and Fisher properties (Figure 1). Compilation of historical exploration results indicated the presence of regional-scale shear zones hosting under-explored lode-gold mineralization across the property.

SSR Mining mapped 1,460 hectares during the field programs at a scale of 1:5,000, focusing primarily on the historical gold occurrences associated with regional shear zones. These targets, such as Black Diamond and West Channel, often measure in the tens of kilometers in length and are major structural features. SSR Mining collected 4,253 soil samples at a regional spacing of 100 x 25 meters, with more advanced targets receiving detailed (25 x 10 meters) follow up. SSR Mining prospected and rock sampled along the length of the West Channel and Black Diamond trends resulting in the discovery of dozens of historical trenches and adits dating back to the 1930s.

Soil samples collected in 2020 and 2021 have identified new gold-in-soil anomalies at the TCA target and extended existing anomalies along the Black Diamond and West Channel trends. The combined soil data delineates a pronounced gold-in-soil anomaly at Black Diamond measuring 1,400 by 300 meters with peak values of 945 ppb Au. Along the West Channel the data defines a near continuous gold-in-soil trend between Monarch and Victory that extends 2,600 meters along strike and is up to 450 meters wide with peak values of 13,580 ppb Au. At the TCA target, a gold-in-soil anomaly measuring 750 by 100 meters has been identified with peak values of 1,490 ppb Au.

The most impressive vein system discovered during fieldwork occurs at the Raine-Walker target area. The field teams traced a visible-gold bearing quartz vein with true widths up to 4.5 meters for approximately 400 meters along strike. Assays from grab samples of this vein peaked with 67.2 g/t and 37.5 g/t gold, with other anomalous results from samples occurring along the length of the trend. The Raine-Walker area has seen minimal historical drilling and no drill holes proximal to the high-grade gold occurrences.

SSR Mining initiated its first-ever diamond drill program at the Amisk Property in June 2021 (Table 1). The Black Diamond, Raine-Walker, and Monarch targets were tested by 10 widely spaced, shallow holes totaling 2,250 meters.

*Table 1. Select significant mineralized drill hole gold intercepts from the Amisk Property.*

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | EOH Depth (m) | Zone |
|---|---|---|---|---|---|---|
| BKD-21-001 | 72.00 | 78.59 | 6.59 | 1.51 | 339.00 | Black Diamond |
| *And* | 160.65 | 170.54 | 9.89 | 0.84 | 339.00 | Black Diamond |
| BKD-21-002 | 112.39 | 118.84 | 6.45 | 1.16 | 282.00 | Black Diamond |
| *And* | 123.64 | 126.54 | 2.90 | 6.15 | 282.00 | Black Diamond |
| MON-21-002 | 143.03 | 154.39 | 11.36 | 1.71 | 225.00 | Monarch |
| *Including* | 149.89 | 150.89 | 1.00 | 6.81 | 225.00 | Monarch |
| MON-21-003 | 142.43 | 153.00 | 10.57 | 1.27 | 318.00 | Monarch |
| *Including* | 146.26 | 147.00 | 0.74 | 14.13 | 318.00 | Monarch |

*Notes: Intercepts are reported at a cut-off of 0.3 g/t Au with maximum internal dilution of 2.5 meters and a minimum drilled width of 2.5 meters. Internal high-grade intervals are reported without a minimum drilled width. Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. For complete drillhole results for Amisk targets during the exploration period, see Appendix Table 2.*

## Amisk Overview of Mineralization Style

The West Channel and Black Diamond trends occur along regional-scale ductile shear zones that range from 5 to 50 meters in orthogonal width. Intermediate volcanic and volcaniclastic rocks core much of these trends with lesser meta-volcanic, meta-sedimentary and gabbro packages occurring in proximity to the high-strain corridors. Alteration assemblages of sericite, iron-carbonate and silicification dominate the regional shear zones. Localized chlorite and diaspore occurrences are diagnostic and associated with auriferous quartz veins at the Monarch target area. Arsenopyrite is the most common sulfide mineral associated with this vein-hosted gold mineralization. Pyrite, chalcopyrite and pyrrhotite are also present, but generally to a lesser degree. Based on visual observations, Sulfide content related to gold mineralization can range from 1%-15%, with most zones hosting 3-5% total sulfide. Coarse visible gold is relatively uncommon on the property and is presently identified at the Raine-Walker, TCA and Black Diamond targets to-date.

## Sampling and Analytical Procedures

All drill and surface samples from the Amisk Property were analyzed at TSL Laboratories Inc. ("TSL") in Saskatoon, Saskatchewan. Duplicate check assays were conducted at TSL and the Saskatchewan Research Council, which are independent from SSR Mining. Mean results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological or structural criteria.

TSL prepares a minus-150 mesh pulp (95% passing) weighing 250 grams from a minus 10 mesh coarse crush reject. Fire assay with Atomic Absorption finish was completed on a 30-gram aliquot to produce gold analytical results with a 0.005 g/t gold detection limit. Fire assay with gravimetric finish was prepared on those samples with greater than 3 g/t gold.

External review of data and processes relating to Amisk exploration data has been completed by independent consultant Mr. Ron Konst. There were no adverse material results detected and the Quality Assurance/Quality Control indicates the information collected is acceptable and can be used for further studies.

## Qualified Persons

The exploration results disclosed in this document were prepared under the supervision and approved by Dr. Cengiz Y. Demirci, AIPG Registered Member and a CPG (Certified Professional Geologist), and VP Exploration at SSR Mining. Dr. Demirci has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and is a qualified person pursuant to National Instrument 43-101 ("NI 43-101").

The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

## About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

## SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (416) 306-5789

*To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.*
*SOURCE: SSR Mining Inc.*

***Cautionary Note Regarding Forward-Looking Statements***

*Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company's other public filings. Forward-looking information relates to statements concerning the Company's outlook and anticipated events or results and, in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.*

*Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company's reports filed with the Canadian securities regulatory authorities.*

*Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company's intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company's dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs ("AISC") per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company's ability to discover new areas of mineralization; the timing and extent of capital investment at the Company's operations; the timing and extent of capitalized stripping at the Company's operations; the timing of production and production levels and the results of the Company's exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company's mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company's plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.*

*Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company's filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company's operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company's mines or facilities; lack of legal challenges with respect to the Company's properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.*

*The above list is not exhaustive of the factors that may affect any of the Company's forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company's current expectations and the Company's projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company's filings on the Company's website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.*

*All references to "$" in this press release are to U.S. dollars unless otherwise stated.*

*This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves, and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.*

*Table 2. All reported drill holes completed at the Amisk Property during the exploration period.*

| Hole ID | From (m) | To (m) | Interval (m) | Gold (g/t) | Zone | EOH Depth (m) |
|---|---|---|---|---|---|---|
| **BKD-21-001** | 55.89 | 61.86 | 5.97 | 0.33 | Black Diamond | 339.00 |
| *And* | 72.00 | 78.59 | 6.59 | 1.51 | Black Diamond | 339.00 |
| *And* | 107.19 | 112.00 | 4.81 | 0.53 | Black Diamond | 339.00 |
| *And* | 149.36 | 155.28 | 5.92 | 0.29 | Black Diamond | 339.00 |
| *And* | 160.65 | 170.54 | 9.89 | 0.84 | Black Diamond | 339.00 |
| **BKD-21-002** | 81.50 | 88.35 | 6.85 | 0.77 | Black Diamond | 282.00 |
| *And* | 93.87 | 97.45 | 3.58 | 0.57 | Black Diamond | 282.00 |
| *And* | 112.39 | 118.84 | 6.45 | 1.16 | Black Diamond | 282.00 |
| *And* | 123.64 | 126.54 | 2.90 | 6.15 | Black Diamond | 282.00 |
| *And* | 149.60 | 153.40 | 3.80 | 1.74 | Black Diamond | 282.00 |
| **BKD-21-003** | | | NSI | | | 204.00 |
| **BKD-21-004** | | | NSI | | | 186.00 |
| **RNW-21-001** | | | NSI | | | 156.00 |
| **RNW-21-002** | | | NSI | | | 114.00 |
| **RNW-21-003** | | | NSI | | | 135.00 |
| **MON-21-001** | 247.71 | 251.19 | 3.48 | 0.26 | Monarch | 291.00 |
| **MON-21-002** | 91.64 | 97.56 | 5.92 | 0.50 | Monarch | 225.00 |
| *And* | 143.03 | 154.39 | 11.36 | 1.71 | Monarch | 225.00 |
| *Including* | 149.89 | 150.89 | 1.00 | 6.81 | Monarch | 225.00 |
| **MON-21-003** | 142.43 | 153.00 | 10.57 | 1.27 | Monarch | 318.00 |
| *Including* | 146.26 | 147.00 | 0.74 | 14.13 | Monarch | 318.00 |

Notes: Intercepts are reported at a cut-off of 0.3 g/t Au with maximum internal dilution of 2.5 meters and a minimum drilled width of 2.5 meters. Internal high-grade intervals are reported without a minimum drilled width. Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization.
NSI – No significant intercept

*Table 3. Supporting drill collar coordinates for surface drill holes at the Amisk Property.*
*Coordinates are displayed in NAD83 UTM Zone 13N.*

| Hole ID | Easting | Northing | Elevation (m) | Azimuth (deg.) | Dip (deg.) | EOH Depth (m) |
|---|---|---|---|---|---|---|
| **BKD-21-001** | 673864.63 | 6069307.44 | 334.89 | 51.57 | -51.02 | 339.00 |
| **BKD-21-002** | 673883.72 | 6069224.08 | 335.79 | 68.45 | -46.03 | 282.00 |
| **BKD-21-003** | 673965.12 | 6069111.30 | 323.91 | 60.33 | -50.04 | 204.00 |
| **BKD-21-004** | 673772.47 | 6069757.10 | 332.80 | 222.23 | -49.11 | 186.00 |
| **RNW-21-001** | 673758.08 | 6068163.53 | 328.92 | 57.78 | -49.12 | 156.00 |
| **RNW-21-002** | 673659.46 | 6068320.70 | 334.98 | 69.89 | -48.50 | 114.00 |
| **RNW-21-003** | 673660.46 | 6068219.71 | 333.19 | 63.37 | -54.21 | 135.00 |
| **MON-21-001** | 675605.10 | 6067041.73 | 320.97 | 64.76 | -50.94 | 291.00 |
| **MON-21-002** | 675635.80 | 6066963.41 | 315.66 | 69.35 | -46.68 | 225.00 |
| **MON-21-003** | 675597.09 | 6067107.69 | 314.02 | 65.90 | -48.58 | 318.00 |